FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   FRN Variable Rate Fix announcement dated 31 August, 2004
    2   FRN Variable Rate Fix announcement dated 31 August, 2004
    3   FRN Variable Rate Fix announcement dated 01 September, 2004
    4   FRN Variable Rate Fix announcement dated 01 September, 2004
    5   Holding(s) in Company announcement dated 01 September, 2004
    6   Holding(s) in Company announcement dated 02 September, 2004
    7   FRN Variable Rate Fix announcement dated 03 September, 2004
    8   Subordinated Debt Due 2021 announcement dated 03 September, 2004
    9   EMTN Programme announcement dated 03 September, 2004

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Document No. 1


RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 01-Sep-2005
    ISSUE DATE: 01-Mar-2004
    ISIN: XS0187276174

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Sep-2004 TO 01-Dec-2004 HAS BEEN FIXED AT 2.140000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 01-Dec-2004 WILL AMOUNT TO:
EUR 540.94 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 2


RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 01-Sep-2005
    ISSUE DATE: 01-Mar-2004
    ISIN: XS0187276174

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Sep-2004 TO 01-Dec-2004 HAS BEEN FIXED AT 2.140000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 01-Dec-2004 WILL AMOUNT TO:
EUR 540.94 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 3

RE: NORTHERN ROCK BUILDING SOCIETY
GBP 703,000.00
MATURING: 29-Aug-2008
ISSUE DATE: 27-Jun-2003
ISIN: XS0171562332

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
31-Aug-2004 TO 29-Nov-2004 HAS BEEN FIXED AT 5.022500 PCT

DAY BASIS 90/365

INTEREST PAYABLE VALUE 29-Nov-2004 WILL AMOUNT TO:
GBP 12.38 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4


RE: NORTHERN ROCK BUILDING SOCIETY
GBP 295,000.00
MATURING: 28-Nov-2008
ISSUE DATE: 28-Nov-2003
ISIN: XS0181374702

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
31-Aug-2004 TO 29-Nov-2004 HAS BEEN FIXED AT 5.022500 PCT

DAY BASIS 90/365

INTEREST PAYABLE VALUE 29-Nov-2004 WILL AMOUNT TO:
GBP 12.38 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 1 September 2004 in accordance with Section 198 Companies Act 1985 (the "Act") that as at 26 August 2004, Morgan Stanley Securities Limited acquired an interest in the shares that resulted in their holding a total of 12,672,404 ordinary 25p shares of the Company. This holding represented 3.00% of the issued share capital of the Company.

The Company was also notified that Morgan Stanley Securities Limited has transferred from time to time, 12,376,043 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, their interest in 12,376,043 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of Section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Document No. 6


                               NORTHERN ROCK PLC
                     DISCLOSURE OF MAJOR INTEREST IN SHARES

The Company has been notified on 2 September 2004 that as at 27 August 2004 Morgan Stanley Securities Limited (MSSL), and the Group of companies which are direct or indirect holding companies of MSSL, no longer have a notifiable interest in the ordinary 25p share capital of the Company.

Document No. 7

RE: NORTHERN ROCK PLC
    EUR 850,000,000.00
    MATURING: 05-Mar-2007
    ISSUE DATE: 05-Mar-2002
    ISIN: XS0143908472

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Sep-2004 TO 06-Dec-2004 HAS BEEN FIXED AT 2.261000 PCT

DAY BASIS 91/360

INTEREST PAYABLE VALUE 06-Dec-2004 WILL AMOUNT TO:
EUR 5.72 PER EUR 1,000.00 DENOMINATION
EUR 57.15 PER EUR 10,000.00 DENOMINATION
EUR 571.53 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881

Document No. 8


                               NORTHERN ROCK PLC

NOTICE TO THE HOLDERS of the GBP150,000,000 9 3/8 per cent. Subordinated Bonds due 2021 (the Notes) (ISIN: XS0070077010) issued by Northern Rock plc (the Issuer).

Notice is hereby given to the holders of the Notes that with effect on and from 10th October, 2004, BNP Paribas Luxembourg will resign as Paying Agent in relation to the Notes and Dexia Banque Internationale a Luxembourg, societe anonyme (Dexia) will be appointed with effect on and from 10th October, 2004 as a Paying Agent in respect thereof.

The specified office of Dexia will be at:
69, route d'Esch
L-2953 Luxembourg

If you have any queries please contact the Capital Markets Desk at Northern Rock plc on Tel. 00 44 191 279 4077

Dated: September 3, 2004
Issued by: Northern Rock plc

Document No. 9


                               NORTHERN ROCK PLC

NOTICE TO THE HOLDERS of all outstanding Notes issued by Northern Rock plc (the Issuer) pursuant to its U.S.$15,000,000,000 Euro Medium Term Note Programme prior to 7th May, 2004 (the Notes).

Notice is hereby given to the holders of the Notes that with effect on and from 10th October, 2004, BNP Paribas Luxembourg will resign as Paying Agent in relation to the Notes and Dexia Banque Internationale a Luxembourg, societe anonyme (Dexia) will be appointed with effect on and from 10th October, 2004 as a Paying Agent in respect thereof.

The specified office of Dexia will be at:

69, route d'Esch
L-2953 Luxembourg

If you have any queries please contact the Capital Markets Desk at Northern Rock plc on Tel. 00 44 191 279 4077

Dated: September 3, 2004
Issued by: Northern Rock plc

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  06 September, 2004       By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary